Exhibit 99.1

Medigus: ScoutCam Announces Success of HD Micro Video Camera in
NASA’s Robotic Refueling Mission 3

Use of micro ScoutCam 8.0 HD marks the customized visual solutions leader’s second in-flight achievement with the U.S. space agency

OMER, Israel, October 23, 2020 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq:MDGS) (TASE:MDGS), a technology company engaged in advanced medical solutions and innovative internet technologies, today announced it was informed by ScoutCam Inc. (OTCQB: SCTC) Medigus’ subsidiary (50.1%) and a leading developer and manufacturer of customized visual solutions and supplementary technologies, about the success of its micro ScoutCam 8.0 HD in NASA’s third Robotic Refueling Mission (RRM3), which was officially used in-orbit on October 19th-22st, 2020.

The micro camera serves as the borescope camera on NASA’s Visual Inspection Poseable Invertebrate Robot 2 (VIPIR2), a robotic, multi-capability inspection tool, which was launched to the International Space Station on December 5, 2018. Custom-developed for NASA between 2015 and 2016, micro ScoutCam 8.0 HD features one module consisting of HD camera and illumination.

NASA’s RRM3 builds on the first two phases of International Space Station technology demonstrations that tested tools, technologies, and techniques to refuel and repair satellites in orbit. The second phase of the Robotic Refueling Mission utilized micro ScoutCam 1.2, the first generation of the company’s minuscule video camera.

“We are thrilled that micro ScoutCam 8.0 HD was a success in NASA’s RRM3 mission,” said Yaron Silberman, Chief Executive Officer of ScoutCam. “We strive to provide our customers with cutting-edge, custom technologies, and are pleased with our second success with NASA, as tools like micro ScoutCam 8.0 could be used to aid in the replenishment of vital supplies in space. We are especially proud that the continued collaboration is the result of an official global tender bid with the United States Government, where ScoutCam’s technology was selected over that of other companies.”

“During the test phase, micro ScoutCam 8.0 HD outperformed its already successful first-generation predecessor,” said Professor Benad Goldwasser, ScoutCam’s Chairman of the Board. “The improvement showcased ScoutCam’s ability to evolve with our changing technologies and provide our customers with the solution they need to further their goals. We are extremely pleased with the outcome and the partnership overall.”

In addition to its miniature size, the versatile micro ScoutCam 8.0 HD camera features state of the art customizable optics and noteworthy image quality. The waterproof device is also able to adapt in a variety of extreme temperatures, and withstand various vibrations, radiation and vacuums.

About Medigus

Medigus is traded on the Nasdaq Capital Market and the TASE (Tel Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com.

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. For example, the company is using forward-looking statements when it discusses the use of tools like micro ScoutCam 8.0 to aid in replenishing vital supplies in space, and ScoutCam’s ability to evolve with its changing technologies and provide its customers with the solution they need to further their goals. These forward-looking statements represent company’s expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved, due to inter alia the spread of COVID-19 as well as the restriction deriving therefrom. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Other risk factors affecting the company are discussed in detail in the company’s filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

Contact (for media only)

Tatiana Yosef
Chief Financial Officer
+972-8-6466-880
ir@medigus.com